

June 15, 2011

Via E-mail
Mr. George Sharp
Momentum Biofuels, Inc.
7450 West 52nd Avenue
Suite M-115
Arvada, CO 80002

>   **Re: Momentum Biofuels, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 0-50619**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 16

1. Please amend your filing to correct the date of management's assessment of your internal controls over financial reporting and to include a definitive statement regarding whether or not management concluded that internal controls over financial reporting are effective or not effective. Based on the disclosed material weakness, we assume management concluded internal controls over financial reporting are not effective. Refer to Item 308 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

2. In the third paragraph of your auditor's report, it appears that your auditor has only expressed an opinion on your results of operations and cash flows from inception (August

21, 2009) through December 31, 2010. It appears to us that your auditor should also express an opinion on your results of operations and cash flows for each of the years ended December 31, 2010 and 2009. Please amend your filing to have your auditors revise their report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief